[Translation]

                                                                  August 4, 2006

To Whom It May Concern:

                          Company Name:
                               TOYOTA MOTOR CORPORATION
                          Name and Title of Representative:
                               Katsuaki Watanabe, President
                          (Code Number: 7203
                               Securities exchanges throughout Japan)
                          Name and Title of Contact Person:
                               Hiroshi Nishida
                               General  Manager, Financial Reporting Dept.,
                               Accounting Division
                          Telephone Number: 0565-28-2121


        Notice Concerning the Election of a Temporary Accounting Auditor


Toyota Motor Corporation ("TMC") hereby announces that, at the meeting of the Board of Corporate Auditors held today, TMC's temporary Accounting Auditor was elected under the provisions of Article 346, Paragraphs 4 and 6 of the Corporation Act, as described below.

1.   Reason for Election

      ChuoAoyama PricewaterhouseCoopers, which was TMC's Accounting Auditor, was suspended from part of its businesses, including auditing services under the Securities and Exchange Law and the Corporation Act, by order of the Financial Services Agency, for a period of two months from July 1, 2006 to August 31, 2006. Due to the suspension, ChuoAoyama PricewaterhouseCoopers lost its qualification as an accounting auditor. As a result, the position of TMC's Accounting Auditor became vacant. Today, TMC elected PricewaterhouseCoopers Aarata as its temporary Accounting Auditor.

2.    Elected Temporary Accounting Auditor

      Name:           PricewaterhouseCoopers Aarata

      Location:       8-3, Shinbashi 1-chome, Minato-ku, Tokyo

3.    Date of Engagement

      August 4, 2006